Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

July 11, 2018

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail your proxy card in the

envelope provided as soon as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Proposal to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen and Ziv Dekel and to elect Menachem Shmool to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.					5.	Proposal to approve the 2018 Compensation Plans of the Company’s Executive Officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐
☐	FOR ALL NOMINESS		Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen, Ziv Dekel, Menachem Shmool

IMPORTANT: Please indicate if you have a “Personal Interest” in the above Proposal 5 by marking an “X” in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.

☐	WITHHOLD AUTHORITY						YES	NO
	FOR ALL NOMINEES					I HAVE A PERSONAL INTEREST	☐	☐
							FOR	AGAINST	ABSTAIN
					6.	Proposal to approve an additional grant of shares to Executive Officers and Active Chairman in connection with a contemplated acquisition.	☐	☐	☐
IMPORTANT: Please indicate if you have a “Personal Interest” in the above Proposal 6 by marking an “X” in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
							YES	NO
						I HAVE A PERSONAL INTEREST	☐	☐
							FOR	AGAINST	ABSTAIN
					7.	Proposal to ratify and approve the indemnification and exemption arrangements for directors and officers (excluding the CEO).	☐	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
2.	Proposal to approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.	☐	☐	☐	8.	Proposal to ratify and approve the indemnification and exemption arrangement for the CEO.	☐	☐	☐

3.	Proposal to approve an amendment of the 2003 Israeli Share Option Plan and an increase to the number of shares available for issuance thereunder.	☐	☐	☐		IMPORTANT: Please indicate if you have a “Personal Interest” in the above Proposal 8 by marking an “X” in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.	YES	NO

4.	Proposal to approve the New Compensation Policy.	☐	☐	☐		I HAVE A PERSONAL INTEREST	☐	☐
							FOR	AGAINST	ABSTAIN
	IMPORTANT: Please indicate if you have a “Personal Interest” in the above Proposal 4 by marking an “X” in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.				9.	Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐
		YES	NO
	I HAVE A PERSONAL INTEREST	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD July 11, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 4, 5, 6 and 8 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 4, 5, 6 and 8 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of “Personal Interest”, see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side.)

1.1	14475